SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Everyday Health, Inc.

(Name of Subject Company (Issuer))

Project Echo Acquisition Corp.,

a wholly-owned subsidiary of

Ziff Davis, LLC,

(Offerors)

a wholly-owned subsidiary of

j2 Global, Inc.

(Names of Filing Persons (Parent of Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

300415106

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Stephen Hicks

General Counsel and Corporate Secretary

Ziff Davis, LLC

28 East 28th Street

New York, New York 10016

(212) 503-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David M. Clar, Esq.

Harris Beach PLLC

99 Garnsey Road

Pittsford, New York 14534

(585) 419-8800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$372,941,310.66	$43,223.90

*	Estimated for purposes of calculating the filing fee only. The transaction value was determined by multiplying (a) $10.50, the tender offer price, by (b) the sum of (i) 33,540,415 shares of Everyday Health, Inc.’s (“Everyday Health”) common stock issued and outstanding as of the close of business on October 20, 2016, (ii) 3,172,455, the number of shares of Everyday Health common stock subject to issuance pursuant to options to purchase shares of Everyday Health common stock that are expected to be vested upon consummation of the tender offer with an exercise price less than $10.50, (iii) 196,000, the number of shares of Everyday Health common stock estimated to be subject to outstanding purchase rights under Everyday Health’s employee stock purchase plan as of the close of business on October 20, 2016, and (iv) 889,892, the number of shares of Everyday Health common stock subject to issuance pursuant to Everyday Health’s restricted stock units that are expected to be vested upon the consummation of the tender offer. The calculation of the filing fee is based on information provided by Everyday Health as of October 20, 2016. This is the most recent practicable date. If the offer is extended, the transaction value may be adjusted accordingly for purposes of calculating the amount of the filing fee.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction valuation by 0.00011590.

☐	Check the box if any part of the fee is offset as provided by Rule 0- 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by Project Echo Acquisition Corp., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of Ziff Davis, LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Everyday Health, Inc., a Delaware corporation (“Everyday Health”), at a purchase price of $10.50 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Parent is a wholly-owned subsidiary of j2 Global, Inc., a Delaware corporation (“j2”). This Schedule TO is being filed on behalf of j2, Parent and the Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Everyday Health, Inc. Everyday Health’s principal executive offices are located at 345 Hudson Street, 16th Floor, New York, New York 10014. The telephone number at Everyday Health’s principal executive offices is (646) 728-9500.

(b) This statement relates to the Shares. Based upon information provided by Everyday Health, as of the close of business on October 20, 2016, there were 33,540,415 shares of common stock, par value $0.01 per share issued and outstanding. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase, entitled “Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a), (b), (c) This Schedule TO is filed by j2, Parent and the Purchaser. The information set forth in Section 9 of the Offer to Purchase, entitled “Certain Information Concerning j2, Parent and the Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a), (b) The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning j2, Parent and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Everyday Health; Other Matters” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a), (c)(1)-(7) The information set forth in the “Introduction,” Section 7, entitled “Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations,” Section 12, entitled “Purpose of the Offer; Plans for Everyday Health; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a), (b), (d) The information set forth in Section 10 of the Offer to Purchase, entitled “Source and Amount of Funds,” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

The information set forth in the “Introduction” and Section 9, entitled “Certain Information Concerning j2, Parent and the Purchaser,” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a) The information set forth in Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Everyday Health; Other Matters,” Section 13, entitled “The Merger Agreement; Other Agreements,” and Section 16, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements

(a), (b) Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in Section 9, entitled “Certain Information Concerning j2, Parent and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Section 13, entitled “The Merger Agreement; Other Agreements,” Section 14, entitled “Conditions of the Offer” and Section 15, entitled “Certain Legal Matters,” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in Section 17, entitled “Legal Proceedings,” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated as of November 2, 2016

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(F)	Summary Advertisement published on November 2, 2016

(a)(1)(G)	Press Release issued by Parent dated November 2, 2016

(d)(1)	Agreement and Plan of Merger, dated as of October 21, 2016, by and among Everyday Health, Parent, the Purchaser and (solely with respect to Section 9.11 thereof) j2 (incorporated by reference to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Everyday Health on October 21, 2016)

(d)(2)	Form of Tender Agreement(s), dated as of October 21, 2016, which were entered into by and among Parent and the Purchaser and certain stockholders of Everyday Health

(d)(3)	Confidentiality Agreement, dated as of June 2, 2016, by and between Parent and Everyday Health

(d)(4)	Letter Agreement, dated as of October 20, 2016, by and among Rho Investment Partners Holdings LLC, Rho Ventures VI, L.P., Rho Ventures III Holdings LLC, Rho Ventures Partners Holdings LLC, Rho Ventures II Holdings LLC, Rho Capital Partners LLC, Everyday Health, Parent and the Purchaser

Item 13.	Information Required By Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ziff Davis, LLC

By:	/s/ Stephen Hicks
Name: Stephen Hicks
Title: Corporate Secretary

Project Echo Acquisition Corp.

By:	/s/ Stephen Hicks
Name: Stephen Hicks
Title: Corporate Secretary

j2 Global, Inc.

By:	/s/ Jeremy Rossen
Name: Jeremy Rossen
Title: Vice President

Date:    November 2, 2016

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of November 2, 2016

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(F)	Summary Advertisement published on November 2, 2016

(a)(1)(G)	Press Release issued by Parent dated November 2, 2016

(d)(1)	Agreement and Plan of Merger, dated as of October 21, 2016, by and among Everyday Health, Parent, the Purchaser and (solely with respect to Section 9.11 thereof) j2 (incorporated by reference to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Everyday Health on October 21, 2016)

(d)(2)	Form of Tender Agreement(s), dated as of October 21, 2016, which were entered into by and among Parent and the Purchaser and certain stockholders of Everyday Health

(d)(3)	Confidentiality Agreement, dated as of June 2, 2016, by and between Parent and Everyday Health

(d)(4)	Letter Agreement, dated as of October 20, 2016, by and among Rho Investment Partners Holdings LLC, Rho Ventures VI, L.P., Rho Ventures III Holdings LLC, Rho Ventures Partners Holdings LLC, Rho Ventures II Holdings LLC, Rho Capital Partners LLC, Everyday Health, Parent and the Purchaser